Registration No. 333-173202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or	(I.R.S. Employer
organization if not a U.S. national bank)	Identification no.)

60 WALL STREET
NEW YORK, NEW YORK	10005
(Address of principal	(Zip Code)
executive offices)

Deutsche Bank Trust Company Americas

Attention: Lynne Malina

Legal Department

60 Wall Street, 37th Floor

New York, New York 10005

(212) 250 – 0677

(Name, address and telephone number of agent for service)

HONDA AUTO RECEIVABLES 2012-2 OWNER TRUST
(Issuer with respect to the securities)

(Exact name of obligor as specified in its charter)

American Honda Receivables LLC

(Depositor of the Trusts described herein)
(Exact name of registrant as specified in its charter)

Delaware	6189	80-0695898
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

20800 Madrona Ave
Torrance, California 90503
(Address of registrants' principal executive offices)

Asset Backed Notes, Series 2012-2

(Title of the Indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.
Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Item 3. -15.	Not Applicable

Item 16.	List of Exhibits.

	Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

	Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

	Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

	Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

	Exhibit 5 -	Not applicable.

	Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

	Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2011. Copy attached.

	Exhibit 8 -	Not Applicable.

	Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 13th day of April, 2012.

“Deutsche Bank National Trust Company for”

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Mark DiGiacomo
Mark DiGiacomo Assistant Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS						FFIEC 031
Legal Title of Bank						Page RC-1
NEW YORK						15
City

NY 10005
State	Zip Code
FDIC Certificate Number: 00623

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for December 31, 2011

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet
Dollar Amounts in Thousands				RCFD	Tril | Bil | Mil | Thou
ASSETS
1. Cash and balances due from depository institutions (from Schedule RC-A):
a. Noninterest-bearing balances and currency and coin (1)				0081	147,000	1.a
b. Interest-bearing balances (2)				0071	22,393,000	1.b
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A)				1754	0	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)				1773	1,104,000	2.b
3. Federal funds sold and securities purchased under agreements to resell:				RCON
a. Federal funds sold in domestic offices				B987	149,000	3.a
				RCFD
b. Securities purchased under agreements to resell (3)				B989	0	3.b
4. Loans and lease financing receivables (from Schedule RC-C):
a. Loans and leases held for sale				5369	0	4.a
b. Loans and leases, net of unearned income		B528	17,549,000			4.b
c. LESS: Allowance for loan and lease losses		3123	93,000			4.c
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)				B529	17,456,000	4.d
5. Trading assets (from Schedule RC-D)				3545	4,364,000	5
6. Premises and fixed assets (including capitalized leases)				2145	53,000	6
7. Other real estate owned (from Schedule RC-M)				2150	22,000	7
8. Investments in unconsolidated subsidiaries and associated companies				2130	0	8
9. Direct and indirect investments in real estate ventures				3656	0	9
10. Intangible assets:
a. Goodwill				3163	0	10.a
b. Other intangible assets (from Schedule RC-M)				0426	51,000	10.b
11. Other assets (from Schedule RC-F)				2160	5,393,000	11
12. Total assets (sum of items 1 through 11)				2170	51,132,000	12

(1)	Includes cash items in process of collection and unposted debits.
(2)	Includes time certificates of deposit not held for trading.
(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS							FFIEC 031
Legal Title of Bank							Page RC-1a
FDIC Certificate Number: 00623							15a

Schedule RC—Continued
Dollar Amounts in Thousands						Tril | Bil | Mil | Thou
LIABILITIES
13.	Deposits:				RCON
	a.	In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)			2200	23,579,000	13.a
		(1) Noninterest-bearing (1)	6631	15,122,000			13.a.1
		(2) Interest-bearing	6636	8,457,000			13.a.2
	b.	In foreign offices, Edge and Agreement subsidiaries, and IBFs			RCFN
		(from Schedule RC-E, part II)			2200	10,564,000	13.b
		(1) Noninterest-bearing	6631	6,209,000			13.b.1
		(2) Interest-bearing	6636	4,355,000			13.b.2
14.	Federal funds purchased and securities sold under agreements to repurchase:				RCON
	a.	Federal funds purchased in domestic offices (2)			B993	6,130,000	14.a
					RCFD
	b.	Securities sold under agreements to repurchase (3)			B995	0	14.b
15.	Trading liabilities (from Schedule RC-D)				3548	198,000	15
16.	Other borrowed money (includes mortgage indebtedness and obligations
	under capitalized leases) (from Schedule RC-M)				3190	257,000	16
17.	and 18. Not applicable
19.	Subordinated notes and debentures (4)				3200	0	19
20.	Other liabilities (from Schedule RC-G)				2930	1,829,000	20
21.	Total liabilities (sum of items 13 through 20)				2948	42,557,000	21
22.	Not applicable

(1)	Includes noninterest-bearing demand, time, and savings deposits.
(2)	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.”
(3)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
(4)	Includes limited-life preferred stock and related surplus.

DEUTSCHE BANK TRUST COMPANY AMERICAS					FFIEC 031
Legal Title of Bank					Page RC-2
FDIC Certificate Number: 00623					16

EQUITY CAPITAL
		Bank Equity Capital	RCFD	Tril | Bil | Mil | Thou
23.	Perpetual preferred stock and related surplus		3838	0	23
24.	Common stock		3230	2,127,000	24
25.	Surplus (excludes all surplus related to preferred stock)		3839	595,000	25
26.	a.	Retained earnings	3632	5,625,000	26.a
	b.	Accumulated other comprehensive income (5)	B530	17,000	26.b
	c.	Other equity capital components (6)	A130	0	26.c
27.	a.	Total bank equity capital (sum of items 23 through 26.c)	3210	8,364,000	27.a
	b.	Noncontrolling (minority) interests in consolidated subsidiaries	3000	211,000	27.b
28.	Total equity capital (sum of items 27.a and 27.b)		G105	8,575,000	28
29.	Total liabilities and equity capital (sum of items 21 and 28)		3300	51,132,000	29

Memoranda

To be reported with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below that best describes the
	most comprehensive level of auditing work performed for the bank by independent external		RCFD	Number
	auditors as of any date during 2010		6724	N/A	M.1
1 =	Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank
2 =	Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3 =	Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm.
4 =	Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)
5 =	Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)
6 =	Review of the bank’s financial statements by external auditors
7 =	Compilation of the bank’s financial statements by external auditors
8 =	Other audit procedures (excluding tax preparation work)
9 =	No external audit work

To be reported with the March Report of Condition.	RCON	MM / DD
2. Bank’s fiscal year-end date	8678	N/A	M.2

(5)	Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses)

on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.

(6)	Includes treasury stock and unearned Employee Stock Ownership Plan shares.